EXHIBIT 3.1

BYLAWS OF

COSAN S.A.

CHAPTER I - NAME, HEAD OFFICES, PURPOSE AND TERM

Article 1 - Cosan S.A. (“Company”) is a corporation governed by the provisions of these Bylaws (“Bylaws”) and applicable legal provisions.

Paragraph 1 - As the Company was accepted at the Novo Mercado (“Novo Mercado”) of the B3 S.A. - Bolsa de Valores, Mercadorias e Futuros (“B3”), the Company, its shareholders, including controlling shareholders, managers and members of the Fiscal Council, if instated, shall be subject to the provisions of the Novo Mercado Rules (“Novo Mercado Rules”).

Paragraph 2 – The Company, its Management, and shareholders shall observe the provisions of the Listing Rules of Issuers and Acceptance of Securities Trading, including the rules referring to the withdrawal and exclusion of trading of securities accepted at the Organized Markets administered by B3.

Article 2 – The Company’s headquarters and jurisdiction are located in the City and State of São Paulo, and it may install, maintain and close branches, agencies, offices or representative offices, in any other part of Brazil or abroad, as resolved by the Board of Executive Officers.

Article 3 - The Company’s purposes are to (i) import, export, produce and trade sugar, ethanol, sugarcane, and other sugar byproducts; (ii) distribute fuels in general and trade oil byproducts; (iii) establish fuel supply stations, purchase and sell oil-derived fuels and lubricants; (iv) provide logistics and port services, as well as technical, administrative and financial advisory services; (v) any type of transportation of passengers and cargo, including inland navigation, river and lake ferries; (vi) produce and trade electricity, live steam, steam escape and other electricity co-generation byproducts; (vii) farming and livestock activities in proprietary or third-party-owned lands; (viii) import, export, handle, trade, produce, store, load or unload fertilizers and other agricultural inputs; (ix) manage on its own account or through third parties assets and property and may lease, receive and grant in partnership, rent and lease furnishings, properties and equipment in general; (x) render technical services related to the activities mentioned above; (xi) hold equity interest in other companies; and (xii) processing and trading of fuel gases.

Sole Paragraph - The activities described in the Company’s purpose may be carried out in Brazil or abroad, directly, or through its subsidiaries, or also through equity interest held in other companies.

Article 4 - The Company’s duration is indeterminate.

CHAPTER II - CAPITAL STOCK AND SHARES

Article 5 – The Company’s fully subscribed and paid-in capital is five billion, forty-five million, two hundred, thirteen thousand, five hundred, seventy-three Reais and eighty-one centavos (R$5,045,213,573.81), divided into three hundred, ninety-eight million, nine hundred, four thousand, three hundred and fifty-three (398,904,353) non-par registered, book-entry common shares.

Paragraph 1 - Capital stock shall be exclusively represented by common shares, and each common share entitles the holder thereof to one (1) vote in each resolution of the Shareholders’ Meetings of the Company.

Paragraph 2 - The Company may not issue preferred shares.

Paragraph 3 - The Company shall not issue founder’s shares.

Paragraph 4 - The Company shares shall be held in a trust account, on behalf of their holders, at a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”), with which the Company maintains a ruling custody agreement, without issuing certificates. The trustee may charge the shareholders the service costs for the transfer and registry of their respective book-entry share ownership, as well as for the service costs related to the shares held in custody, pursuant to the maximum limits set forth by the CVM.

Paragraph 5 – Except as provided for in Paragraph 6 of this Article 5 and Paragraph 1 of Article 6 below, shareholders have preemptive rights, at the proportion of the number of shares held thereby, in the subscription of new shares, convertible debentures or warrants issued by the Company, observing the legal term to exercise the preemptive right.

Paragraph 6 – Shareholders shall not have the preemptive right (i) in convertible debentures; (ii) in warrants convertible into shares; and (iii) in the granting and exercise of call option or subscription of the Company’s shares.

Paragraph 7 – The reimbursement amount due to dissenting shareholders who exercised the withdrawal right in the assumptions provided for by Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”) is determined by dividing the net worth, as verified in the latest parent company financial statements approved at the Shareholders’ Meeting, by total number of shares issued by the Company, excluding treasury shares.

Article 6 - The Company is authorized to increase its capital stock up to the limit of six billion reais (R$6,000,000,000.00), regardless of amendment to the Bylaws, upon resolution of the Company’s Board of Directors, by issuing new common shares or by means of capitalization of profits or reserves, issuing or not issuing new shares.

Paragraph 1 – The Board of Directors has the authority to establish the number of shares to be issued, for distribution in Brazil or abroad, whether through public or private issue, payment price and term and other issue, subscription and payment conditions within the authorized capital stock, as well as to resolve on the exercise of preemptive right, in accordance with legal standards and these Bylaws, mainly as set forth in Article 172 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”).

Paragraph 2 - The Company may issue shares or convertible debentures or warrants, within the limit of authorized capital, without the granting of preemptive right to shareholders or with reduction of the period to exercise such preemptive right as provided for in Article 171, Paragraph 4 of the Brazilian Corporation Law, provided that the issuance is made through (a) sale at stock exchange or through public subscription, or (b) share swap in a tender offer, as provided for by laws.

Paragraph 3 - Within the limit of the authorized capital stock, and in accordance with the plan approved by the Shareholders’ Meeting, the Board of Directors may authorize the Company to grant call options or share subscription to its managers and employees, as well as to individuals that provide services to the Company or entities under direct, indirect or shared Company’s control, without preemptive right to shareholders and pursuant to the plan approved at the Shareholders’ Meeting.

CHAPTER III - SHAREHOLDERS’ MEETINGS

Article 7 - The Shareholders’ Meeting duly called and instated in accordance with applicable legislation and provisions of these Bylaws, has powers to decide all the matters related to the Company’s purposes and to take all the appropriate resolutions to the defense and development of such purposes.

Article 8 - The Shareholders’ Meeting shall meet (a) on an ordinary basis, once a year, within the first four (4) months after the end of each fiscal year, to decide on the matters set forth in the Article 132 of the Brazilian Corporation Law, and (b) on an extraordinary basis, whenever deemed necessary in accordance with the corporate interests, and under legal provisions and these Bylaws.

Article 9 - The Shareholders’ Meeting shall be called by the Chairman of the Board of Directors or, in the event of his absence, by a member appointed by him, and in the event of impediment, by the Vice Chairman of the Board of Directors or in the event of absence or impediment of Vice Chairman, by two (2) Board members jointly.

Paragraph 1 - The Shareholders’ Meeting may also be called by persons indicated in the Sole Paragraph of Article 123 of the Brazilian Corporation Law, in the cases indicated therein.

Paragraph 2 - The first call of the Shareholders' Meeting shall be made, at least, fifteen (15) days in advance of the date scheduled for the Shareholders’ Meeting, such period starting as from the publication of the first call notice that shall inform the place, date, time and agenda of the meeting. In case the Shareholders’ Meeting is not instated after the first call, a second call notice shall be published, at least, eight (8) days in advance.

Article 10 - The Shareholders’ Meeting shall be instated and presided over by the Chairman of the Board of Directors (or by the person indicated by him/her), who shall appoint the secretary to the meeting. In the absence of the Chairman of the Board of Directors, the Shareholders’ Meeting shall be instated and presided over by the Vice Chairman of the Board of Directors. In the absence of the Vice Chairman of the Board of Directors, the Shareholders’ Meeting shall be instated and presided over by any other Board member or officer to be appointed by the majority of the votes of the shareholders attending the Shareholders’ Meeting or represented by proxy, and the Chairman of the Shareholders’ Meeting shall appoint his/her secretary.

Article 11 - In order to participate and vote in the Shareholders’ Meeting, the shareholder must evidence such capacity presenting its identity card and a receipt issued by the trustee (original or facsimile copy), at least, two (2) business days before the Shareholders’ Meeting. The shareholders represented by their attorneys-in-fact shall present the proxies within the same period and in the same manner, indicated above. The original documents referred to by this Article, or their copies regardless of certification or legalization of signatures shall be submitted to the Company before the Shareholders’ Meeting is called to order.

Sole Paragraph – Shareholders may attend the Shareholders’ Meeting by means of the remote voting form, observing the provisions of prevailing rules.

Article 12 - Without prejudice to other matters provided for by the Brazilian Corporation Law and these Bylaws, it shall be incumbent upon the Shareholders’ Meeting: (i) to appoint and dismiss the members of the Board of Directors and the members of the Fiscal Council, if instated; (ii) to establish the global compensation of members of the Board of Directors and Board of Executive Officers, as well as the compensation of the Fiscal Council, if instated; (iii) to decide on the allocation of net income for the year and the distribution of dividends, in accordance with Management’s proposal; (iv) to decide on the filing for court-supervised and out-of-court reorganization, or the filing for voluntary bankruptcy by the Company and/or the decision on the voting procedures in shareholders’ meetings of companies in which the Company holds (s) the majority of votes in shareholders’ meeting’s resolutions and the power to elect the majority of the Company’s Management and (b) the power to, directly or indirectly, head or promote the management of corporate activities and guide the operation of the company’s bodies, whether by holding voting right shares, by force of agreement or on any other account (“Controlled Companies”) regarding the filing for court-supervised and out-of-court reorganization, or the filing for voluntary bankruptcy by the Controlled Companies; (v) to resolve on the dissolution or liquidation of the Company and/or decide the voting procedures at Shareholders’ Meeting of its Controlled Companies regarding the dissolution or liquidation of the Controlled Companies; (vi) to appoint the liquidator, as well as the Fiscal Council, which shall operate during the liquidation period; (vii) to amend the corporate purposes and/or any amendment to these Bylaws; (viii) to resolve on the deregistering as a publicly-held company at the CVM; (ix) to resolve on the delisting from the Novo Mercado of B3; and (x) to select the specialized firm which shall determine the Fair Price of the Company, as defined in Article 38 hereinbelow, for tender offer purposes set forth in the Chapters IX and X hereof.

CHAPTER IV – MANAGEMENT

Section I - General Provisions

Article 13 - The Company is managed by the Board of Directors and the Board of Executive Officers in accordance with applicable laws and as provided for by these Bylaws. The members of the Board of Directors shall be elected at the Shareholders’ Meeting and members of the Board of Executive Officers shall be elected by the Board of Directors.

Paragraph 1 - Managers shall be vested in office by means of the signature by vested Manager of the instrument of investiture drawn up in the Company’s records, which shall provide for his submission to the arbitration clause referred to in Article 44 hereof, exempting any management pledge.

Paragraph 2 - The investiture of members of the Board of Directors and Board of Executive Officers, irrespective of management pledge, shall be subject to the adhesion to the Disclosure of Relevant Information and Securities Trading Policy adopted by the Company, which consolidates the rules to disclose the Company’s relevant information to investors, as well as the use of this information by the Company, and the compliance with the applicable legal requirements. Management immediately after their investiture shall notify the B3 about the number and characteristics of the Company securities they hold, directly or indirectly, including any derivatives.

Paragraph 3 – The positions of Chairman of the Board of Directors and Chief Executive Officer or top executive of the Company cannot be cumulated by the same person.

Article 14 - The Management compensation shall be established at the Shareholders’ Meeting, on an individual or global basis. In the latter case, the Board of Directors shall resolve on the allocation of such compensation between board members and executive officers.

Section II – Board of Directors.

Article 15 - The Board of Directors shall consist of, at least, five (5) and at most, (20) members, to be elected and removed from office at the Shareholders’ Meeting, with two-(2) year combined term of office and reelection is allowed.

Paragraph 1 - The end of the term of office of Board members shall coincide with the date of the Annual Shareholders' Meeting of the Company to be held two (2) years after their election.

Paragraph 2 - At each Annual Shareholders’ Meeting whose agenda is to resolve on the election of the Board of Directors, shareholders shall decide on the number of sitting Board members to be elected at that meeting to compose the Board of Directors in respective term of office. The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, which shall be appointed at the Shareholders’ Meeting.

Paragraph 3 – Of Board of Directors’ members, at least, two (2) or twenty percent (20%), whichever is greater, shall be independent board members, as defined by the Novo Mercado Rules, and the characterization of those appointed to the Board of Directors as independent board members shall be resolved at the Shareholders’ Meeting electing them.

Paragraph 4 – If due to the observance of percentage defined in Paragraph above, the result is a fractional number, the Company shall round off to the integer number immediately above.

Paragraph 5 - The Board members shall remain in their offices and performing their duties until their alternates’ investiture, except in case otherwise decided at the Shareholders’ Meeting.

Article 16 - In the event of a temporary absence of the Chairman, his/her duties shall be performed by the Vice Chairman. In the event of a temporary absence of the Vice Chairman, his/her duties shall be performed by a sitting Board member appointed by other members for such purpose. In the event of absence or temporary impediment of any other Board member, his/her duties shall be performed by another Board member to whom the absent member has granted powers for such purpose, or, in the event the absent member has not granted powers to any other member, by sitting member appointed by other Board members for such purpose.

Sole Paragraph - In the event of vacant position of any Board member, the Chairman, or whoever is performing his/her duties, shall appoint an alternate who shall serve until the Shareholders’ Meeting at which a new member shall be elected and his term of office shall take effect until the end of combined term of office of other Board members. In the event of a vacancy in Chairman and Vice Chairman positions, the remaining Board members shall call for a Shareholders’ Meeting to appoint their alternates. For purposes of this Article, the vacancy occurs in cases of dismissal, decease, resignation, evidenced impediment, disability or unjustified absence in more than three (3) consecutive meetings.

Article 17 - The Board of Directors shall meet ordinarily four (4) times a year, and extraordinarily whenever called by the Chairman or the Vice Chairman of the Board of Directors or by the decision of the majority of its members or, also, as requested by the Board of Executive Officers. To be valid, the call notice shall be made, at least, eight (8) days in advance and shall indicate the date, time and place of the meeting, which shall be held at the Company’s head offices or any other place to be informed upon call notice, jointly with the items of the agenda.

Paragraph 1 - The call notice is exempted if all Board members attend the meeting.

Paragraph 2 – The Board members may be called through registered mail (return- receipt requested), facsimile or electronic mail.

Article 18 - The meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors or, during his/her absence, by whom he/she appoints and, in case of impediment, by the Vice Chairman of the Board of Directors (or, in the absence of the Vice Chairman, by another member appointed by the majority vote of other Board members). The meetings shall be instated with the attendance of the majority of sitting members of the Board of Directors. A Board member may be represented at the meetings by another Board member to whom powers have been granted for such purpose and may forward his/her vote in writing, including via facsimile.

Sole Paragraph - The meetings of the Board of Directors may be held exceptionally via conference call or video conference, provided that such possibility has been indicated in the respective call notice. In this case, the minutes shall be sent via facsimile to the Board member who participates through a conference call or video conference and shall be sent again to the Company after signed by such Board member.

Article 19 - Each Board member shall be entitled to one (1) vote at the Board of Directors meetings, whether personally or by appointed proxy, who shall submit specific power of attorney for the meeting called and the written vote of the absent Board member, including his respective justification. The Board members' votes forwarded in writing before the meeting shall be considered valid. The decisions at the meeting shall be valid in case approved by the majority of the Board members attending the meeting. Resolutions shall be drawn up in the minutes and in the Minutes Book of the Board of Directors Meetings and, whenever such decisions have effects before third parties, the minutes summary shall be filed at the appropriate board of trade and published.

Article 20 - It is incumbent upon the Board of Directors to: (i) elect and dismiss the members of the Board of Executive Officers and establish their duties, including the Investor Relations Officer; (ii) establish the guidelines of the Company’s business and of the business of any of its Controlled Companies; (iii) approve the working plan and annual budgets, the investment plans and the new expansion programs of the Company and its Controlled Companies, including acquisitions, as well as follow-up their implementation; (iv) supervise the officers tenure examining at any time the minutes, books and documents of the Company and its Controlled Companies, requesting any information on executed agreements, agreements to be executed or any other acts; (v) call for Shareholders’ Meeting, in accordance with Articles 7 and 9 above, whenever necessary or required by law or in accordance with these Bylaws; (vi) render an opinion on the Management report and accounts submitted by the Board of Executive Officers and annual and/or interim financial statements and suggest the allocation of the net income for each year; (vii) decide on the issuance of shares or warrants, within the limit of the authorized capital; (viii) authorize the Company’s acquisition of its own shares (a) to be held in treasury, canceled and/or subsequently sold; or (b) donation; (ix) authorize the Company shares redemption, reimbursement or amortization transactions as provided for by laws; (x) authorize the acquisition of shares issued by the Company when the capital stock decrease is resolved through reimbursement in cash of part of the shares value and the market price of these shares is lower than or equivalent to the amount to be reimbursed; (xi) decide on the issuance of debentures, convertible or not into shares (pursuant to Article 6, Paragraph 1 of these Bylaws in relation to the issuance of convertible debentures), and promissory notes for public offering in accordance with CVM Rule 566 of July 1, 2015; (xii) appoint and discharge the Company’s independent auditors; (xiii) authorize new loans and financings in an aggregate amount greater than sixty million reais (R$60,000,000.00), except for refinancing, renewal or amendment to loans and financing operations previously taken out by the Company, which shall be approved by the Board of Executive Officers; (xiv) authorize the disposal of or the creation of liens on the permanent assets of the Company or any of its Controlled Companies in an aggregate amount greater than sixty million reais (R$60,000,000.00); (xv) authorize the tendering of security interest or personal guarantee of any nature by the Company or any of its Controlled Companies to third-party obligations, of any amount, exempting previous approval when refers to (a) suretyship in lease agreements entered into by employees or officers; and (b) the third party is an entity of the Company’s economic group, in these assumptions, the prohibition provided for in Article 25 hereof shall not apply; (xvi) authorize the performance of acts which result in the waive of rights by the Company or any of its Controlled Companies in an aggregate amount greater than sixty million reais (R$60,000,000.00); (xvii) establish the general conditions and authorize the execution of agreements by the Company or any of its Controlled Companies in an aggregate amount greater than sixty million reais (R$60,000,000.00); (xviii) render an opinion on the matters submitted by the Board of Executive Officers for its resolution or to be submitted to the Shareholders’ Meeting; (xix) decide on the shutting down of the Company’s activities or any of its Controlled Companies; (xx) at any time request the examination of any matter regarding the business of the Company and its Controlled Companies beyond the exclusively incumbency of the Shareholders’ Meeting; (xxi) decide on any transaction above five hundred thousand Reais (R$500,000.00) between, on the one hand, the Company (or any of its Controlled Companies) and on the other hand, any direct or indirect controlling shareholders; (xxii) propose the allocation to be given to the remaining balance of each year’s income at the Shareholders’ Meeting; (xxiii) declare interim dividends, as well as interest on capital in accordance with the provisions of the Brazilian Corporation Law and applicable legislation, subject to the approval of the Annual Shareholders’ Meeting; (xxiv) define and submit to the Shareholders’ Meeting a list of three companies to select the institution or company specialized in economic appraisal, for the preparation of appraisal report of the Company shares, in cases provided for by laws and prevailing rules; (xxv) approve the engagement of trustee for rendering of bookkeeping services of the book-entry shares; (xxvi) define the variable compensation of the Management; (xxvii) determine the hiring or the appointment of executives to compose or assist the Company’s Management; (xxviii) agree or disagree with any tender offer for the acquisition of Company shares through substantiated opinion, disclosed fifteen (15) days as of the publication of tender offer notice, which shall include at least (a) the convenience and the appropriateness of the tender offer as to the interest of the

Company and group of shareholders, inclusive in relation to the price and the potential impacts for the liquidity of securities issued thereby; (b) the strategic plans revealed by offeror in relation to the Company; (c) alternatives to the acceptance of the tender offer for acquisition of shares available in the market; and (d) other issues the Board of Directors deems relevant, as well as the information required by applicable rules established by the CVM; (xxix) express their intent prior to exercising the Company’s right to vote in Shareholders’ Meetings of corporations in which the Company holds shareholding interest and/or Subsidiaries; (xxx) name, invest, remove, accept resignation from and substitute members of the Audit Committee, in accordance with effective regulations; (xxxi) set the compensation of members of the Audit Committee, in addition to the annual budget or by projects allocated to covering expenses for the functions of the Audit Committee, including the cost of hiring service providers and external consultants; (xxxii) examine and approve internal regulations, as well as operational rules, for the functioning of the Audit Committee; (xxxiii) meet whenever necessary with the Audit Committee; (xxxiv) examine and evaluate annual reports of the Audit Committee; and (xxxv) approve and review the code of conduct, applicable to all employees and managers of the Company’s, and the Company’s policies, including (a) the Related Party Transaction Policy; (b) the Risk Management Policy; (c) the Securities Trading and Disclosure of Information Policy; (d) the Policy of Appointment of members of the Board of Directors, its advisory committees and statutory executive board; and (e) the Compensation Policy.

Section III – Board of Executive Officers

Article 21 - The Board of Executive Officers shall consist of, at least, three (3) and at most, eight (8) members, resident in Brazil, shareholders of the Company or not, one (1) Chief Executive Officer, one (1) Chief Legal Officer; one (1) Chief Financial Officer; one (1) Investor Relations Officer; and four (4) Executive Officers, and any officer may cumulate more than one position.

Paragraph 1 - The term of office of executive officers shall be two (2) years. Reelection is allowed.

Paragraph 2 - Officers shall remain in their positions until the investiture of their alternates unless otherwise resolved by the Board of Directors.

Paragraph 3 - In the event of the absence or temporary impediment of any executive officer, the Board of Directors shall appoint the substitute of this temporarily absent officer.

Paragraph 4 - In the event of a vacancy of any officer position, a new member shall be elected at the next meeting of the Board of Directors, which shall be held within no later than thirty (30) days after such vacancy. For the purposes of this Article, the vacancy shall occur in the event of dismissal, decease, resignation, evidenced impediment, disability or unjustified absence for more than thirty (30) consecutive days.

Article 22 - The Board of Executive Officers shall meet whenever called by any of its officers. The meetings are instated with the attendance of the majority of executive officers. Each officer is entitled to one (1) vote at the meetings. The decisions of the Board of Executive Officers are valid if approved by the majority of the officers attending the meeting. In the event of a tie vote, the Chief Executive Officer, exclusively, shall have the casting vote.

Sole Paragraph - The minutes of the meetings shall be registered at the Minutes Book of the Board of Executive Officers’ Meetings.

Article 23 - The Company shall be managed by the Board of Executive Officers, who have full powers to manage its corporate business, in accordance with its attributions and subject to the provisions set forth by laws and these Bylaws.

Paragraph 1 - Without prejudice to the provisions in the caput of this Article 23, the Board of Executive Officers shall: (i) decide on all matters which are not the exclusive incumbency of the Shareholders’ Meeting or the Board of Directors; (ii) hire and dismiss employees, set the personnel salary levels and create and extinguish job positions; (iii) prepare investment plans and operation budgets; (iv) compromise, waive, execute agreements and make commitments, take out loans, allocate funds, acquire or dispose of assets and property, grant sureties or other guarantees, in accordance with provisions of Article 24 below; (v) prepare half-yearly or interim balance sheets, whenever required; (vi) prepare the report and financial statements for each year; and (vii) decide on the opening and maintenance of branches, subsidiaries, agencies, offices or representative offices of the Company in any part of Brazil or abroad.

Paragraph 2 – Each executive officer shall have exclusively the following attributions:

(i) Chief Executive Officer: (a) to implement and cause the implementation of the decisions of the Shareholders’ Meeting and the Board of Directors; (b) to determine and cause the implementation of the policies, strategies, budgets, investment projects and other conditions of the Company’s business plan; (c) to coordinate the activities of the other officers, in compliance with the specific attributions set forth in these Bylaws; (d) to preside over the Board of Executive Officers’ meetings; and (e) to permanently coordinate the performance of other executive officers, establishing the corporate, legal, political and institutional guidelines in the development of the Company’s activities; (ii) Chief Legal Officer: (a) to organize, control, coordinate and supervise the Company’s legal issues concerning their technical, operational, institutional and strategic aspects; and (b) to organize, control, coordinate and supervise the engagement of external professionals related to legal services; (iii) Chief Financial Officer: (a) to plan, implement and coordinate the financial policy of the Company, besides organizing, elaborating and controlling the Company’s economic budget; (b) plan and execute management policies in his area of expertise; (c) plan, execute and manage merger & acquisition operations to be carried out by the Company, as well as ensure the regular execution and compliance with the agreements deriving from these operations; and (d) to represent the Company, in Brazil and abroad, before authorities, financial institutions or companies involved in merger & acquisition operations; (iv) Investor Relations Officer: (a) to coordinate, administer, manage and supervise the capital market relations, represent the Company before shareholders, investors, market analysts, the CVM, the Stock Exchanges, the Brazilian Central Bank and other authorities related to the capital markets activities, in Brazil or abroad; (b) to provide all the information required by laws and stock market regulation; and (c) plan and execute management policies in his area of expertise; and (v) Executive Officers: to perform the duties attributed by the Board of Directors or by the Chief Executive Officer, in order to execute the Company’s purposes.

Article 24 – The Company shall be represented as plaintiff or defendant, in or out of court, in accordance with the following criteria: (i) at shareholders’ or quotaholders’ meetings of companies if which the Company is shareholder or quotaholder, by two (2) executive officers jointly, one of them the Chief Executive Officer, through previous authorization from the Board of Directors, which shall indicate the type of vote to be cast; (ii) in the acts or transactions that create obligations to the Company or relieve third parties from obligations due to the Company, (a) by two (2) executive officers jointly, involving an aggregate amount of up to fifteen million reais (R$15,000,000.00); (b) by two (2) executive officers jointly, one of them the Chief Executive Officer, involving an aggregate amount greater than fifteen million reais (R$15,000,000.00) and up to sixty million reais (R$60,000,000.00); and (c) by two (2) executive officers jointly, one of them the Chief Executive Officer, through previous authorization of the Board of Directors, involving an aggregate amount greater than sixty million reais (R$60,000,000.00); (iii) the granting of power of attorney (a) by two (2) executive officers jointly, when the power of attorney has no value or when it involves an aggregate amount of up to fifteen million Reais (R$15,000,000.00); (b) by two (2) executive officers jointly, one of them the Chief Executive Officer, when the power of attorney involves an aggregate amount above fifteen million Reais (R$15,000,000.00) up to sixty million Reais (R$60,000,000.00); and (c) by two (2) executive officers jointly, one of them the Chief Executive Officer, by means of a previous authorization of the Board of Directors, when the power of attorney involves aggregate amount higher than sixty million Reais (R$60,000,000.00); and (iv) in other acts or transactions, by two (2) executive officers jointly.

Paragraph 1 – In cases indicated in items (i), (ii) and (iii) of the caput of this Article 24, the Board of Directors may allow that any executive officer or attorney-in-fact empowered as provided for by this Article to represent the Company in such acts or operations.

Paragraph 2 – Except for the powers of attorney for legal purposes, other powers of attorney granted by the Company shall contain specific powers and have determined the duration, and the powers of an attorney whose effectiveness term has its expiration expressly connected to the practice of act or transaction to which these are specifically granted.

Paragraph 3 - The powers of attorney granted for legal purposes, except if expressly revoked, are granted by the Company for the duration of the proceedings.

Article 25 - The acts practiced by any Board member, executive officer, attorneys-in-fact or employees in business not pertaining the Company’s purposes, including the tendering of sureties, endorsement or any other guarantees not related to the corporate purposes or in violation of the provisions herein are expressly void and null and not binding to the Company.

CHAPTER V – MANAGEMENT ANCILLARY BODIES

Article 26 – The Company shall have two statutory committees, namely, the audit committee (“Audit Committee”) and people committee (“People Committee”), which are advisory bodies directly reporting to the Board of Directors, with duties and responsibilities set forth in prevailing rules and respective charters.

Paragraph 1 – The Board of Directors may create additional committees to assist the Company’s management, with restricted and specific objectives and determinate duration, designating their respective members.

Paragraph 2 – The same obligations and prohibitions imposed by law, these Bylaws, Novo Mercado rules to the Company’s Management shall apply to members of the Audit Committee, People Committee, and other committees to be created by the Board of Directors to assist the Company’s management.

Article 27 – The Audit Committee carries out its duties in observance to the provisions of these Bylaws, its charter and applicable CVM rules and its resolutions are merely opinionative, not bound to the Board of Directors’ resolutions.

Article 28 - The Audit Committee shall be composed of, at least, three (3) members, in its majority independent members, elected by the Board of Directors for a two-(2) year term of office, renewable at the discretion of the Board of Directors, observing the limits provided for by laws or applicable rules.

Paragraph 1 – The composition of the Audit Committee shall observe the following:

(i)	at least, one (1) member shall be an independent board member, pursuant to the Novo Mercado Rules;

(ii)	at least, one (1) member shall have recognized experience in corporate accounting;

(iii)	as members of the Audit Committee is forbidden the participation of the Company’s executive officers, its controlled companies, controlling shareholders, associated companies or companies under common control; and

(iv)	the same member of the Audit Committee may cumulate both characteristics provided for in the Novo Mercado Rules.

Paragraph 2 – The Audit Committee shall have a coordinator whose activities will be defined in the Audit Committee’s charter, as approved by the Board of Directors.

Paragraph 3 - The duties of the Audit Committee include those laid out in effective regulations and its charter, namely: (i) provide an opinion on the hiring or removal of an independent auditor to prepare an external, independent audit or any other service; (ii) oversee activities: (ii.1.) of independent auditors, to evaluate: (ii.1.1) the independence thereof; (ii.1.2) the quality of services provided; and (ii.1.3.) the adequacy of services provided to the Company; (ii.2.) the Company’s internal control area; (ii.3.) the Company’s internal audit area; and (ii.4.) the area responsible for the preparation of the Company’s financial statements; (iii) monitor the quality and integrity of: (iii.1.) internal control mechanisms; (iii.2.) the Company’s quarterly information, interim statements and financial statements; and (iii.3.) information and measurements released based on adjusted financial data and non-financial data that add elements not envisaged in the usual structure of reports on financial statements; (iv) evaluate and monitor the

Company’s risk exposure, being permitted to request detailed information on policies and procedures for: (iv.1.) management compensation; (iv.2.) the use of the Company's assets; and (iv.3.) expenses incurred on behalf of the Company; (v) evaluate and monitor, with management and the internal audit area, the adequacy of the Company’s transactions with related parties and the respective evidence thereof; (vi) prepare a bi-yearly report, if necessary, and, by mandate, an summarized annual report, to be presented with the financial statements, containing a description of: (vi.1.) the Committee’s activities, including the indication of meetings held and main issues discussed, the results and conclusions reached and recommendations made; and (vi.2.) any situations in which there is a significant diversion between management, independent auditors and the Committee with regards to the Company's financial statements; (vii) assess, monitor and advise the Board of Directors on the correction or improvement of the Company’s internal policies, including related party transaction policy; and (viii) have means to receive and treat information relating to the failure to comply with legal provisions and rules applicable to the Company, besides internal rules and codes, including a provision of specific procedures to protect the provider of information confidentiality.

Article 29 – The People Committee shall be composed of three (3) members, elected and removed by Board of Directors and selected among members of the Board of Directors, all of them with a two-(2) year term of office.

Sole Paragraph – The People Committee is in charge of allocating the amount destined as a global allowance to Management, defined at the shareholders’ meeting, among members of each body and its division according to the nature of benefits and in conformity with provisions hereof and its charter.

CHAPTER VI -FISCAL COUNCIL

Article 30 - The Fiscal Council of the Company, with the attributions and powers set forth in the Brazilian Corporation Law, shall be composed of, at least, three (3) and at most five (5) sitting members, and equal number of alternates, shareholders or not, elected at the Shareholders’ Meeting between persons resident in Brazil, as long as they fulfill the position legal requirements.

Paragraph 1 - The Fiscal Council operates on a non-permanent basis, being instated solely by a decision of the Shareholders’ Meeting, in accordance with the provisions provided for by laws and these Bylaws.

Paragraph 2 – The investiture of sitting and alternate members of the Fiscal Council shall be subject to the signature of instrument of investiture which shall be subject to the arbitration clause referred to in Article 44 hereof, as well as the adhesion to the Disclosure of Relevant Information and Securities Trading Policy adopted by the Company, which consolidates the rules to disclose relevant information of the Company to investors and the use of this information by the Company, as well as to comply with applicable legal requirements.

CHAPTER VII - FISCAL YEAR, DISTRIBUTIONS AND RESERVES

Article 31 - The Company’s fiscal year shall commence on January 1st and shall end on December 31 of each year. At the end of each fiscal year, the financial statements related to the fiscal year ended shall be drawn up and submitted to the Board of Directors and at the Shareholders’ Meeting.

Sole Paragraph - The financial statements for the year shall include the Management proposal referring to the allocation of the net income, pursuant to the provisions hereof and the Brazilian Corporation Law.

Article 32 – The net income for the year shall have the following allocation: (i) five percent (5%) of the net income shall be allocated to the legal reserve, which shall not exceed twenty percent (20%) of the capital stock, and in the year when the balance of legal reserve plus capital reserves exceeds thirty percent (30%) of the capital stock, the partial allocation of net income for the year to legal reserve shall not be mandatory; (ii) the amount corresponding to reserve for contingencies, pursuant to Article 195 of the Brazilian Corporation Law; (iii) amount corresponding to twenty-five percent (25%) of net income for the year, pursuant to Article 202 of the Brazilian Corporation Law, shall be distributed to shareholders as minimum mandatory dividend; and (iv) the Company will maintain a statutory profit reserve called the “Special Reserve,” whose purpose will be to reinforce the working capital and to finance the maintenance, expansion and development of the activities of the Company and/or its subsidiaries, including through the subscription in capital increases or the creation of new businesses, which shall be constituted with up to 75% (seventy-five percent) of the net income from each fiscal year and whose balance, when added to the balances of the other profit reserves, except the profits to be realized reserve and the contingencies reserve, shall not exceed 100% (one hundred percent) of the Company’s paid-up capital stock.

Paragraph 1 - Once the provisions contained in the items of this Article are met, the allocation of the remaining balance will be determined at the Shareholders’ Meeting, based on the Management proposal, in accordance with the provisions of Article 176, Paragraph 3, and Article 196 of the Brazilian Corporations Law, in compliance with the provisions set forth in Article 134, Paragraph 4 of said law. In the event the balance of the profit reserve exceeds the capital stock, the Shareholders’ Meeting shall resolve upon the use of the surplus to pay up or increase the capital stock or to distribute additional dividends to shareholders.

Paragraph 2 – In the year when the amount of mandatory dividend, calculated pursuant to these Bylaws, exceeds the realized amount of net income for the year, the shareholders’ meeting may, as proposed by Management’s bodies, earmark the surplus to the reserve for realizable profit. The amounts recorded in reserve for realizable profit, if not absorbed by subsequent losses, only may be used to pay the mandatory dividend.

Article 33 - Upon resolution of the Board of Directors, the Company may pay interest on capital to its shareholders, which will be attributed to the minimum mandatory dividend provided for in Article 32 above, and for all effects, the dividends distributed by the Company shall compose this amount.

Article 34 - The Company may draw up half-yearly or interim balance sheets and declare, upon resolution of the Board of Directors, dividends to the account of profits verified in these balance sheets, on account of the aggregate amount which shall be distributed at the end of respective fiscal year, observing the limitations provided for by laws. The dividends so declared constitute an anticipation of the mandatory dividend referred to in Article 32 above.

Paragraph 1 - By resolution of the Board of Directors, the Company may up to legal boundaries, declare dividends at the profits reserve account of the last annual or half-yearly balance sheet.

Paragraph 2 - The dividends not claimed by any shareholder within a three-(3) year period as of the date of resolution about their distribution shall revert to the Company and no interest rate shall accrue on this amount.

CHAPTER VIII – SALE OF SHARE CONTROL

Article 35 - The sale of the Company’s share direct or indirect control, whether by a single transaction or by successive transactions, shall be implemented under the condition that buyer of control undertakes to conduct, a tender offer involving shares issued by the Company held by other shareholders, according to the conditions and terms provided for by prevailing laws and regulations and the Novo Mercado Rules, so that to ensure them equal treatment given to selling shareholder.

Sole Paragraph – For the purposes of this Article, “Control” means the power effectively used by the shareholder to head the company’s activities and guide the operations of the Company’s bodies, directly or indirectly, actually or legally, regardless of equity interest held.

Article 36 – In the assumption of indirect sale of Control, the acquirer of Control shall undertake to declare to B3 the amount attributed to the Company for the purposes of defining the tender offer price and disclose justified evidence of this amount.

Article 37 – In the assumption of sale of the Company’s control within twelve (12) months following its delisting from the Novo Mercado, the seller and acquirer of Control, severally and jointly, shall offer to shareholders holding shares issued by the Company on the date of delisting or settlement of tender offer for delisting from the Novo Mercado:

(i)               the acquisition of their shares by the price and under conditions obtained by seller, duly updated; or

(ii)              the payment of difference, if any, between the price of the tender offer accepted by the former shareholder, duly adjusted, and the price obtained by the controlling shareholder in the sale of his shares.

Paragraph 1 – For the purposes of applying the obligations provided for in the caput, the same rules applicable to the sale of Control provided for herein and in the Novo Mercado Rules shall be observed.

Paragraph 2 – the Company’s share registration book relating to the shares held by the controlling shareholder, shall register the burden requiring the acquirer of Control to observe the rules provided for in this Article within no later than thirty (30) days as of the sale of shares.

CHAPTER IX - DEREGISTERING AS PUBLICLY-HELD COMPANY

Article 38 – The Company’s deregistering for trading of shares in securities regulated markets only shall occur if a tender offer is materialized, formulated by controlling shareholder or by the Company itself, having as purpose all shares issued by the Company, by fair price, at least, corresponding to the Company’s valuation amount, verified based on criteria, adopted on a separate or combined basis, of shareholders’ equity appraised at market value, discounted cash flows, comparison by multiples, share quote on the securities market, or based on another criterion accepted by CVM, assuring the revision of tender offer price pursuant to prevailing laws (“Fair Price”).

CHAPTER X – DELISTING FROM THE NOVO MERCADO AND CORPORATE RESTRUCTURING

Article 39 - In the event, the Company’s delisting from Novo Mercado is resolved so that its securities are then registered to be traded out of Novo Mercado, a tender offer shall be conducted for acquisition of shares by Fair Price, observing the applicable legal and regulatory rules.

Paragraph 1 - Shareholders representing ten percent (10%) of Outstanding Shares may request the call for a special shareholders’ meeting to resolve on a new valuation by the same or another criterion, for the purposes of calculating the Company’s valuation amount.

Paragraph 2 – Shareholders holding more than one third (1/3) of Qualified Outstanding Shares shall accept the tender offer or expressly agree with delisting from the segment without selling shares.

Paragraph 3 – “Outstanding Shares” mean all shares issued by the Company, except for the shares held by the controlling shareholder, by persons bound thereby, by the Company’s management and treasury shares.

Paragraph 4 – “Qualified Outstanding Shares” mean the shares whose holders expressly agree with delisting from the Novo Mercado or are qualified for tender offer auction, as provided for by applicable rules.

Paragraph 5 – Once achieved the percentage required of Qualified Outstanding Shares for delisting from the Novo Mercado provided for in Paragraph 2, the accepters of the tender offer cannot be submitted to apportionment in the sale of their interest, and exemption procedures shall be observed within the limits provided for in rules issued by CVM applicable to tender offers.

Paragraph 6 – The offeror shall be required to acquire the remaining Outstanding Shares, within one (1) month, as of the date of auction, by final price of tender offer auction, adjusted until the date of effective payment, under the terms of public notice and prevailing laws and regulation, which shall take place, within, no later than fifteen (15) days as of the date of eligible exercise by shareholder.

Article 40 – The Company’s delisting from the Novo Mercado may occur irrespective of the tender offer mentioned in Article 39 in the assumption of exemption approved at shareholders’ meeting.

Paragraph 1 – The Shareholders’ Meeting referred to in caput shall be installed on the first call with the attendance of shareholders representing, at least, two thirds (2/3) of total Outstanding Shares.

Paragraph 2 - If a quorum of Paragraph 1 is not achieved, the shareholders’ meeting may be installed on second call, with the attendance of any number of shareholders holding Outstanding Shares.

Paragraph 3 – The resolution on the exemption of tender offer shall occur by a majority of votes of shareholders holding Outstanding Shares attending the Shareholders’ Meeting.

Article 41 – In the assumption of corporate restructuring involving the transfer of the Company’s shareholder base, the resulting companies shall request their acceptance at Novo Mercado within one hundred and twenty (120) days as of the date of shareholders’ meeting which resolved referred restructuring.

Sole Paragraph – In the event the restructuring involves resulting companies which do not intend to request acceptance at the Novo Mercado, the majority of holders of the Company’s Outstanding Shares attending the shareholders’ meeting shall agree with such structure.

Article 42 - The application of sanction of compulsory delisting from the Novo Mercado due to the failure to comply with the obligations set forth in the Novo Mercado Rules shall be subject to the materialization of tender offer, with the same characteristics of the tender offer described in Article 39 hereof, in compliance with the applicable legal and regulatory rules.

CHAPTER XI - LIQUIDATION

Article 43 - The Company may not enter into liquidation or dissolution except in the cases provided by law. The Shareholders’ Meeting shall establish the liquidation procedure, as well as appoint the liquidators and the members of the Fiscal Council that shall operate during the liquidation period, establishing their powers and compensation.

CHAPTER XII – ARBITRATION

Article 44 - The Company, its shareholders, managers, sitting and alternate members of the Fiscal Council, if any, shall undertake to solve, by means of arbitration, before the Market Arbitration Panel, as provided for in its rules, any and all dispute or controversy which may arise among them, relating to or arising from their condition as issuer, shareholders, managers and members of the Fiscal Council, especially those deriving from provisions set forth in the Brazilian Corporation Law, in Law No. 6.385/76, in the Company´s Bylaws, in the rules published by the National Monetary Council, by the Brazilian Central Bank and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, besides those included in the Novo Mercado Rules, other rules of B3 and the Novo Mercado Listing Agreement.

CHAPTER XIII – GENERAL PROVISIONS

Article 45 - The terms defined herein whose meaning is not expressly defined herein or in the Brazilian Corporation Law shall have the meaning attributed thereto by the Novo Mercado Rules.

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